Exhibit 99.1

So-Young Reports Unaudited Second Quarter 2022 Financial Results

BEIJING, China, Aug. 16, 2022 — So-Young International Inc. (Nasdaq: SY) (“So-Young” or the “Company”), the largest and most vibrant social community in China for consumers, professionals and service providers in the medical aesthetics industry, today announced its unaudited financial results for the second quarter ended June 30, 2022.

Second Quarter 2022 Financial Highlights

•	Total revenues were RMB309.1 million (US$46.1 million1), a decrease of 31.6% from RMB451.8 million in the same period of 2021.

•	Net loss attributable to So-Young International Inc. was RMB32.3 million (US$4.8 million), compared with net income attributable to So-Young International Inc. of RMB57.6 million in the second quarter of 2021.

•	Non-GAAP net loss attributable to So-Young International Inc.[2] was RMB22.7 million (US$3.4 million), compared with non-GAAP net income attributable to So-Young International Inc. of RMB73.7 million in the same period of 2021.

Second Quarter 2022 Operational Highlights

•	Average mobile MAUs were 3.5 million, compared with 10.0 million in the second quarter of 2021.

•	Number of paying medical service providers on So-Young’s platform were 5,735, an increase of 17.1% from 4,899 in the second quarter of 2021.

•	Number of medical service providers subscribing to information services on So-Young’s platform were 2,622, compared with 2,236 in the second quarter of 2021.

•	Total number of purchasing users through reservation services were 129.5 thousand and the aggregate value of medical aesthetic treatment transactions facilitated by So-Young’s platform was RMB353.1 million.

Mr. Xing Jin, Co-Founder and Chief Executive Officer of So-Young, commented, “In this quarter, we recorded a solid result, which also demonstrated our resilience amid COVID-19 resurgence and soft consumer sentiment. Benefiting from our digital capabilities and innovative user experience, the number of paying medical service providers on So-Young’s platform increased by 17.1% year-over-year to 5,735.”

Mr. Jin continued, “In the current challenging environment, our business remained on track, and we are also refining our infrastructure capacity. Recently, we launched “So-Young Select” strategy to help medical service providers improve operating efficiency and support users in making better decisions. Looking ahead, we are committed to having a healthy growth strategy and create more value to reaffirm our leadership position.”

1 This press release contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) solely for the convenience of the reader. Unless otherwise specified, all translations of Renminbi amounts into U.S. dollar amounts in this press release are made at RMB6.6981 to US$1.00, which was the U.S. dollars middle rate announced by the Board of Governors of the Federal Reserve System of the United States on June 30, 2022.

2 Non-GAAP net loss attributable to So-Young International Inc. is defined as net loss attributable to So-Young International Inc. excluding share-based compensation expenses. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Mr. Min Yu, Chief Financial Officer of So-Young, commented, “We are encouraged to see a gradual recovery and a steady increase quarter-over-quarter on the top line. Meanwhile, we were prudent with our expenses management and narrowed our loss in the quarter. As a result, the non-GAAP net loss attributable to So-Young International Inc. narrowed by more than 53.0% quarter-over-quarter. Going forward, we will continue to execute our business strategies and keep a healthy cash reserve with RMB1,598.9 million as of June 30, 2022 to generate long-term shareholder value.”

Second Quarter 2022 Financial Results

Revenues

Total revenues were RMB309.1 million (US$46.1 million), a decrease of 31.6% from RMB451.8 million in the same period of 2021. The decrease was primarily due to a decrease in average revenue per paying medical service provider which was impacted by the resurgence of COVID-19 and the weakening macro-economic environment.

•	Information services and other revenues were RMB219.3 million (US$32.7 million), a decrease of 39.2% from RMB360.7 million in the same period of 2021. The decrease was primarily due to a decrease in average revenue per paying medical service provider subscribing to information services.

•	Reservation services revenues were RMB30.6 million (US$4.6 million), a decrease of 66.4% from RMB91.1 million in the same period of 2021.The decrease was primarily due to the impact by the resurgence of COVID-19 in certain cities in China and adoption of new operating strategy which gave higher subsidies to end users.

•	Sales of equipment and maintenance services revenues were RMB59.1 million (US$8.8 million), from Wuhan Miracle Laser Systems, Inc. (“Wuhan Miracle”).

Cost of Revenues

Cost of revenues were RMB104.5 million (US$15.6 million), an increase of 77.7% from RMB58.8 million in the second quarter of 2021. The increase was primarily due to the consolidation of Wuhan Miracle. Cost of revenues included share-based compensation expenses of RMB2.7 million (US$0.4 million) during the second quarter of 2022, compared with RMB3.8 million in the corresponding period of 2021.

Operating Expenses

Total operating expenses were RMB246.6 million (US$36.8 million), a decrease of 26.5% from RMB335.4 million in the second quarter of 2021.

•	Sales and marketing expenses were RMB121.7 million (US$18.2 million), a decrease of 41.1% from RMB206.7 million in the second quarter of 2021. The decrease was primarily due to a decrease in expenses associated with branding and user acquisition activities. Sales and marketing expenses for the second quarter of 2022 included share-based compensation expenses of RMB2.2 million (US$0.3 million), compared with RMB1.6 million in the corresponding period of 2021.

•	General and administrative expenses were RMB61.8 million (US$9.2 million), an increase of 9.4% from RMB56.5 million in the second quarter of 2021. The increase was primarily due to the consolidation of Wuhan Miracle and the increase of professional services fee. General and administrative expenses for the second quarter of 2022 included share-based compensation expenses of RMB2.2 million (US$0.3 million), compared with RMB7.2 million in the corresponding period of 2021.

•	Research and development expenses were RMB63.1 million (US$9.4 million), a decrease of 12.5% from RMB72.1 million in the second quarter of 2021. The decrease was primarily attributable to a decrease in payroll costs associated with the employee headcount. Research and development expenses for the second quarter of 2022 included share-based compensation expenses of RMB2.5 million (US$0.4 million), compared with RMB3.6 million in the corresponding period of 2021.

Income tax (expenses)/benefit

Income tax benefit was RMB0.1 million (US$0.0 million), compared with income tax expenses of RMB11.1 million in the same period of 2021.

Net income/(loss) attributable to So-Young International Inc.

Net loss attributable to So-Young International Inc. was RMB32.3 million (US$4.8 million), compared with a net income attributable to So-Young International Inc. of RMB57.6 million in the second quarter of 2021.

Non-GAAP Net income/(loss) attributable to So-Young International Inc.

Non-GAAP net loss attributable to So-Young International Inc., which excludes the impact of share-based compensation expenses, was RMB22.7 million (US$3.4 million), compared with RMB73.7 million non-GAAP net income attributable to So-Young International Inc. in the same period of 2021.

Basic and Diluted Earnings/(loss) per ADS

Basic and diluted loss per ADS attributable to ordinary shareholders were RMB0.30 (US$0.04) and RMB0.30 (US$0.04), respectively, compared with basic and diluted earnings per ADS attributable to ordinary shareholders of RMB0.54 and RMB0.53, respectively, in the same period of 2021.

Cash and Cash Equivalents, Restricted Cash and Term Deposits, Term Deposits and Short-Term Investments

As of June 30, 2022, cash and cash equivalents, restricted cash and term deposits, term deposits and short-term investments were RMB1,598.9 million (US$238.7 million), compared with RMB1,756.0 million as of December 31, 2021.

Business Outlook

For the third quarter of 2022, So-Young expects total revenues to be between RMB310 million (US$46.3 million) and RMB330 million (US$49.3 million), representing a 28.1% to 23.5% decrease from the same period in 2021. The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, as well as customer demand, which are all subjected to change, particularly in view of the potential impact of the COVID-19, the effects of which are difficult to analyze and predict.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP (loss)/income from operations and non-GAAP net (loss)/income attributable to So-Young International Inc. by excluding share-based compensation expenses from (loss)/income from operations and net (loss)/income attributable to So-Young International Inc., respectively. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future. This is not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results. The Company compensates for these limitations by providing the relevant disclosure of its share-based compensation expenses in the reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating the Company’s performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call Information

So-Young’s management will hold an earnings conference call on Tuesday, August 16, 2022, at 7:30 AM U.S. Eastern Time (7:30 PM on the same day, Beijing/Hong Kong Time). Participants can register for the conference call by navigating to https://s1.c-conf.com/DiamondPass/10024340-hd864t.html.

Once preregistration has been completed, participants will receive dial-in numbers, an event passcode, and a unique registrant ID.

To join the conference, please dial the number you receive, enter the event passcode followed by your unique registrant ID, and you will be joined to the conference instantly.

A telephone replay will be available two hours after the conclusion of the conference call until midnight U.S. Eastern Time, August 23, 2022. The dial-in details are:

International:	+61 7 3107 6325
US:	+1855 883 1031
Passcode:	10024340

Additionally, a live and archived webcast of this conference call will be available at http://ir.soyoung.com.

About So-Young International Inc.

So-Young International Inc. (Nasdaq: SY) (“So-Young” or the “Company”) is the largest and most vibrant social community in China for consumers, professionals and service providers in the medical aesthetics industry. The Company presents users with reliable information through offering high quality and trustworthy content together with a multitude of social functions on its platform, as well as by curating medical aesthetic service providers that are carefully selected and vetted. Leveraging So-Young’s strong brand image, extensive audience reach, trust from its users, highly engaging social community and data insights, the Company is well-positioned to expand both along the medical aesthetic industry value chain and into the massive, fast-growing consumption healthcare service market.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Financial Guidance and quotations from management in this announcement, as well as So-Young’s strategic and operational plans, contain forward-looking statements. So-Young may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including but not limited to statements about So-Young’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: So-Young’s strategies; So-Young’s future business development, financial condition and results of operations; So-Young’s ability to retain and increase the number of users and medical service providers, and expand its service offerings; competition in the online medical aesthetic service industry; changes in So-Young’s revenues, costs or expenditures; Chinese governmental policies and regulations relating to the online medical aesthetic service industry, general economic and business conditions globally and in China; the impact of the COVID-19 pandemic to So-Young’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and So-Young undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

So-Young

Investor Relations

Ms. Vivian Xu

Phone: +86-10-8790-2012

E-mail: ir@soyoung.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of
	December 31,	June 30,	June 30,
	2021	2022	2022
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	1,331,968	1,471,756	219,727
Restricted cash and term deposits	15,119	16,504	2,464
Trade receivables	54,829	40,686	6,074
Inventories, net	91,812	94,614	14,125
Receivables from online payment platforms	18,864	15,760	2,353
Amounts due from related parties	14,038	28,502	4,255
Term deposits and short-term investments	408,946	110,592	16,511
Prepayment and other current assets	91,842	127,079	18,972
Total current assets	2,027,418	1,905,493	284,481
Non-current assets:
Long-term investments	252,500	250,988	37,472
Intangible assets	193,955	181,881	27,154
Goodwill	540,693	540,693	80,723
Property and equipment, net	124,576	120,433	17,980
Deferred tax assets	47,520	47,882	7,149
Operating lease right-of-use assets	95,609	82,667	12,342
Other non-current assets	48,097	105,828	15,800
Total non-current assets	1,302,950	1,330,372	198,620
Total assets	3,330,368	3,235,865	483,101

Liabilities
Current liabilities:
Taxes payable	48,571	51,866	7,743
Contract liabilities	139,155	127,415	19,023
Salary and welfare payables	103,624	75,268	11,237
Amounts due to related parties	681	47	7
Accrued expenses and other current liabilities	376,841	354,381	52,906
Operating lease liabilities-current	43,529	52,341	7,814
Total current liabilities	712,401	661,318	98,730
Non-current liabilities:
Operating lease liabilities-non current	62,356	42,735	6,380
Deferred tax liabilities	38,577	35,478	5,297
Total non-current liabilities	100,933	78,213	11,677
Total liabilities	813,334	739,531	110,407

Shareholders’ equity:
Treasury stock	(217,712)	(217,712)	(32,504)
Class A Ordinary shares (US$ 0.0005 par value; 750,000,000 shares authorized as of December 31, 2021 and June 30, 2022; 71,736,059 and 69,092,367 shares issued and outstanding as of December 31, 2021, 72,060,295 and 69,416,603 shares issued and outstanding as of June 30, 2022, respectively)	230	232	34
Class B Ordinary shares (US$ 0.0005 par value; 20,000,000 shares authorized as of December 31, 2021 and June 30, 2022; 12,000,000 shares issued and outstanding as of December 31, 2021 and June 30, 2022)	37	37	6
Additional paid-in capital	2,999,562	3,028,134	452,089
Statutory reserves	20,331	20,331	3,035
Accumulated deficit	(272,368)	(371,505)	(55,464)
Accumulated other comprehensive loss	(83,891)	(33,505)	(5,002)
Total So-Young International Inc. shareholders’ equity	2,446,189	2,426,012	362,194

Non-controlling interests	70,845	70,322	10,500

Total shareholders’ equity	2,517,034	2,496,334	372,694
Total liabilities and shareholders’ equity	3,330,368	3,235,865	483,101

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2021	June 30, 2022	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Information services and others	360,714	219,343	32,747	638,547	418,874	62,536
Reservation services	91,131	30,616	4,571	172,943	72,969	10,894
Sales of equipment and maintenance services	-	59,120	8,827	-	117,582	17,555
Total revenues	451,845	309,079	46,145	811,490	609,425	90,985
Cost of revenues	(58,807)	(104,479)	(15,598)	(111,161)	(211,062)	(31,511)
Gross profit	393,038	204,600	30,547	700,329	398,363	59,474
Operating expenses:
Sales and marketing expenses	(206,730)	(121,740)	(18,175)	(449,088)	(248,953)	(37,169)
General and administrative expenses	(56,494)	(61,794)	(9,226)	(111,671)	(127,186)	(18,988)
Research and development expenses	(72,132)	(63,089)	(9,419)	(141,935)	(142,023)	(21,203)
Total operating expenses	(335,356)	(246,623)	(36,820)	(702,694)	(518,162)	(77,360)
Income/(loss) from operations	57,682	(42,023)	(6,273)	(2,365)	(119,799)	(17,886)
Other income/(expenses):
Investment income	3,064	1,068	159	5,732	3,504	523
Interest income	4,771	5,347	798	10,771	8,546	1,276
Exchange gains/(losses)	358	(600)	(90)	(4,353)	(539)	(80)
Share of income/(losses) of equity method investee	54	(833)	(124)	133	(1,902)	(284)
Others, net	1,499	4,425	661	6,904	8,381	1,251
Income/(Loss) before tax	67,428	(32,616)	(4,869)	16,822	(101,809)	(15,200)
Income tax (expenses)/benefit	(11,122)	55	8	(6,788)	2,056	307
Net income/(loss)	56,306	(32,561)	(4,861)	10,034	(99,753)	(14,893)
Net loss attributable to noncontrolling interests	1,288	265	40	2,563	616	92
Net income/(loss) attributable to So-Young International Inc.	57,594	(32,296)	(4,821)	12,597	(99,137)	(14,801)

Net income/(loss) per ordinary share
Net earnings/(loss) per ordinary share attributable to ordinary shareholder - basic	0.70	(0.39)	(0.06)	0.15	(1.20)	(0.18)
Net earnings/(loss) per ordinary share attributable to ordinary shareholder - diluted	0.69	(0.39)	(0.06)	0.15	(1.20)	(0.18)
Net earnings/(loss) per ADS attributable to ordinary shareholders - basic (13 ADS represents 10 Class A ordinary shares)	0.54	(0.30)	(0.04)	0.12	(0.92)	(0.14)
Net earnings/(loss) per ADS attributable to ordinary shareholders - diluted (13 ADS represents 10 Class A ordinary shares)	0.53	(0.30)	(0.04)	0.12	(0.92)	(0.14)
Weighted average number of ordinary shares used in computing earnings/(loss) per share, basic*	82,403,282	82,709,017	82,709,017	82,260,972	82,394,496	82,394,496
Weighted average number of ordinary shares used in computing earnings/(loss) per share, diluted*	83,023,318	82,709,017	82,709,017	83,695,653	82,394,496	82,394,496

Share-based compensation expenses included in:
Cost of revenues	(3,791)	(2,662)	(397)	(8,124)	(5,296)	(791)
Sales and marketing expenses	(1,550)	(2,236)	(334)	(3,844)	(5,672)	(847)
General and administrative expenses	(7,246)	(2,249)	(336)	(14,414)	(10,163)	(1,517)
Research and development expenses	(3,564)	(2,478)	(370)	(8,680)	(7,070)	(1,056)

*	Both Class A and Class B ordinary shares are included in the calculation of the weighted average number of ordinary shares outstanding, basic and diluted.

SO-YOUNG INTERNATIONAL INC.

Reconciliation of GAAP and Non-GAAP Results

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2021	June 30, 2022	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	US$	RMB	RMB	US$
GAAP Income/(loss) from operations	57,682	(42,023)	(6,273)	(2,365)	(119,799)	(17,886)
Add back: Share-based compensation expenses	16,151	9,625	1,437	35,062	28,201	4,211
Non-GAAP Income/(loss) from operations	73,833	(32,398)	(4,836)	32,697	(91,598)	(13,675)

GAAP Net income/(loss) attributable to So-Young International Inc.	57,594	(32,296)	(4,821)	12,597	(99,137)	(14,801)
Add back: Share-based compensation expenses	16,151	9,625	1,437	35,062	28,201	4,211
Non-GAAP Net income/(loss) attributable to So-Young International Inc.	73,745	(22,671)	(3,384)	47,659	(70,936)	(10,590)